1 SIGNA Sports United N.V. Announces the Termination of Unconditional Equity Commitment Letter by SIGNA Holding GmbH • SIGNA Holding today informed SSU of the termination of the unconditional EUR150 million Equity Commitment Letter • The availability of funds under the unconditional Equity Commitment Letter from SIGNA Holding GmbH constituted the basis of Management’s going concern and liquidity assumptions and thus the Company will evaluate appropriate measures • The Company believes the termination of the unconditional Equity Commitment Letter by SIGNA Holding GmbH is unjustified • The Company will take appropriate legal steps in the interests of all its shareholders creditors, and employees Berlin, Germany (October 16, 2023) – SIGNA Sports United N.V. (“SSU” or the “Company”), a specialist sports e-commerce company with businesses in bike, tennis and outdoor today has received a termination notice with respect to the unconditional Equity Commitment Letter from SIGNA Holding GmbH (“SIGNA Holding”), an affiliate of the Company’s largest shareholder SIGNA International Sports Holding GmbH (“SISH”). The Company has entered into a binding equity commitment letter dated June 26, 2023 with unconditional commitments by SIGNA Holding to provide the Company with additional liquidity of €150 million in the period from September 1, 2023 to September 30, 2025 (“Equity Commitment Letter”), supplemented by a side letter dated September 27, 2023, to cover the operational financing needs of SSU and to secure the going concern of SSU. Of the original €150 million commitment, €143 million remains undrawn to date. SIGNA Holding has terminated the Equity Commitment Letter today. After many years of mutually trusted collaboration and reliable financing between the Company and SIGNA Holding, SSU has relied on the binding and unconditional nature of the Equity Commitment Letter to continue to draw funds to meet its near-term obligations and for its going concern assessment of the Company and its subsidiaries. The Company considers the termination of the Equity Commitment Letter by SIGNA Holding unjustified. While the Company regrets the termination of the Equity Commitment Letter, it will take the appropriate legal steps in the interests of all its shareholders, creditors and employees.

2 About SIGNA Sports United: SIGNA Sports United (SSU) is a specialist sports e-commerce company with headquarters in Berlin. It has businesses operating within bike, tennis, outdoor, and team sports. SSU has more than 80 online sites and partners with 500 shops serving over 6 million customers worldwide. It includes Tennis-Point, WiggleCRC, Fahrrad.de, Bikester, Probikeshop, Campz, Addnature and TennisPro. Further information: www.signa-sportsunited.com. Contacts SSU Investor & Media Contact investors@signa-sportsunited.com